UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 10, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ / MF) 02.421.421/0001-11

Corporate Registry (NIRE) 33.300.324.631

NOTICE TO THE MARKET

APPROVAL OF THE CREATION OF A COMPANY TO PROVIDE FIBER INFRASTRUCTURE SERVICES

TIM SA (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), in accordance with article 157 of Law No. 6,404 and with the provisions of CVM Instruction No. 358 and, in continuity with the Strategic Plan 2020-2022, published on March 10, 2020, communicates to its shareholders, the market in general and other interested parties the following:

TIM's Board of Directors, after analyzing the studies carried out and the non-binding proposals received, approved, in a meeting held today, December 10, 2020, the formation of a company, in preparation for future segregation of assets and provision of fiber infrastructure services.

This process is one of the intermediate steps in the transformation of TIM in the provision of broadband services and aims to create an open fiber infrastructure vehicle (“FiberCo”) attracting a strategic partner that will become a shareholder of the FiberCo. The FiberCo will operate in the wholesale market and providing fiber connectivity services for last-mile and transport network, for all market operators, with TIM as an anchor customer.

This transaction aims to accelerate the growth of the residential broadband business and unlock the value of part of TIM's infrastructure.

The Company will keep its shareholders and the market in general informed, in accordance with the regulations in force.

Rio de Janeiro, December 10th, 2020

TIM S.A.

Adrian Calaza

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: December 10, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer